TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

CAPITAL INCREASE

Mexico City, March 16, 2023 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), informs to the public investors that at the Extraordinary General Shareholders' Meeting held today March 16, 2023, a proposal was approved to increase the Company's share capital in its fixed part for up to $151,977,600.00 pesos equivalent to 72,370,286 shares at a price of $2.10 pesos per share, payable in cash.
With this increase, Grupo TMM restates its commitment to its shareholders and public investors.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.